Exhibit 23(c)(2)

                    THE PENN STREET FUND, INC.

     THIS CERTIFIES THAT____________________________ is the
Registered owner of____________________________ shares of the Cumberland Taxable Income Portfolio of the par value of $0.01 per share. Transferable on the books of the Corporation by the holder hereof in person, or by his duly authorized attorney upon surrender of the Certificate properly endorsed.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officers by their facsimile signature and the facsimile seal to be printed hereon.

     The Corporation will provide the owner of this certificate upon request and without charge, with a full written statement of the rights, powers, limitations and restrictions of the Global Equity Portfolio shares in accordance with section 2-211 of the Maryland General Corporation Law.

PRESIDENT

TREASURER




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